Mail Stop 3561


August 26, 2005



Colin M. Angle
iRobot Corporation
63 South Avenue
Burlington, Massachusetts 01803

      	Re:	iRobot Corporation
      		Registration Statement on Form S-1
      		File No. 333-126907
      		Filed July 27, 2005

Dear Mr. Angle:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. The page numbers cited in our comments refer to the courtesy copies of the registration statement.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that, prior to any distribution of preliminary prospectuses, you should include the price range, the size of the offering, and all other required information in your amended registration statement so that we may complete our review. Refer to
Items 501(b)(2) and 501(b)(3) of Regulation S-K, Rule 430A of Regulation C, and Release No. 33-6714.

2. Please refer to page i. Move the paragraph regarding the company`s trademarks to another section of the prospectus. Please refer to Item 502 of Regulation S-K for the information that may appear on the inside front cover page.

3. We reference the last paragraph on page i. Please delete this paragraph; defined terms for the company should be avoided. Also, if you make your disclosure clear from its context, you do not need to define these terms.

4. Please provide us with any graphics, pictures, or artwork that will be used in the prospectus.

Prospectus Summary, page 1

5. Please provide support for the claims regarding the expected growth in military and government demand for "automated and unmanned systems" and your various assertions about your company such as
"iRobot is a leading global provider of robots...."  Provide us with
copies of such support. If no support exists, then please rephrase the claims as statements of your beliefs and disclose the bases of these beliefs.
6. To provide a more balanced picture of your company`s business, please briefly discuss the challenges that the company faces as well as the negative aspects of your historical financial results. For example, the summary should highlight the fact that the company has historically suffered net losses, incurred a significant deficit since inception, and only recently generated net income. Consider also highlighting the fact that the majority of your revenues is generated from a single line of products, i.e., the Roomba robots.

7. Please refer to the fifth bullet-pointed paragraph of the "Our
Strategy" section. Please clarify the meaning of the phrase "an ecosystem of third-parties." Revise the similar disclosure in the Business section accordingly.

8. Please clarify the meaning of the phrases "reinvestment in [your] brand" and "reinvesting aggressively in [your] business and [your] people." The revised disclosure should be written in clear and concrete language, not marketing jargon. Revise the similar discussion in the Business section accordingly.

Risk Factors, page 5
9. Currently, many of your risk factor captions are unduly vague or generic, such as "If we fail to enhance our brand..." on page 13, and do not discuss adequately the risk that follows. Other risk factor captions merely state a fact about you, such as "We depend on the U.S. federal government for a significant portion of our revenues" on page 6. These are only examples. Revise throughout to identify briefly in your captions the risks that result from the facts or uncertainties. Potential investors should be able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to you. As a general rule, your revised captions should work only in this document. If they are readily transferable to other companies` documents, they are probably too generic.

10. Please describe the effects of the risks in a clearer and more specific manner. For example, avoid use of generic language such as
"adversely effect."

We operate in an emerging market..., page 5
11. The current risk factor is overly generic. Please revise to discuss how the challenges identified in this section specifically apply to the company and its business.

Our financial results often vary significantly..., page 5

12. Please describe the nature of the historical variations in your quarterly results. For example, if your business has historically generated most of its revenues during a particular quarter, please discuss this pattern. We note, for example, disclosure on page 11 that indicates most of your product sales occur during the second half of the year.

Our contracts with the U.S. federal government..., page 7

13. The current risk factor appears to discuss different risks relating to your contracts with the U.S. government. Please discuss each risk under a separate risk factor subheading.

We depend on single source manufacturers..., page 8

14. It appears that your business is substantially dependent upon your arrangements with the contract manufacturers. Please file all material agreements with your contract manufacturers as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.
If you believe the filing of the agreements is not required, please provide a supporting analysis in your response letter. In the appropriate section, please disclose the material terms of the agreements, such as the termination and renewal provisions.

If the consumer robot market..., page 9

15. Please quantify the "substantial portion" of your revenues derived from sales of consumer robots. Provide similar quantified disclosure with respect to the "substantial portion" of your revenues derived from sales of robots to government customers, as discussed in
the risk factor "Our business and results of operations...." on page
9.

Our business and results of operations..., page 9

16. Please refer to the third bullet-pointed factor on page 10.
Describe in a clearer manner the "changes in political or social attitudes with respect to security and defense issues."
We are subject to extensive U.S. federal government regulation..., page 14

17. Please provide a brief description of the requirements of the Foreign Corrupt Practices Act.

We may be unable to protect..., page 15

18. We note from page 7 that your contracts with the U.S.
government
may allow it to release technical data to third parties without any constraints. Please discuss in this risk factor the effect that these contractual provisions may have on your ability to protect your technologies, products, and other intellectual property.

We may not be able to obtain capital..., page 16

19. The current disclosure is overly generic and could apply to any company. Please revise to discuss with more specificity the reasons why you may need additional capital and why such capital may not be available to the company. For example, relate your need for more capital to any plans for new products, expansion, or other anticipated funding requirements. Consider discussing the difficulties for a relatively new company in a developing market to raise additional capital.

International uncertainties..., page 17

20. Please quantify the portion of your revenues derived from operations outside the U.S. Identify the most significant foreign markets where such operations are located. Also ensure that you include the financial information about geographic areas required by
Item 101(d) of Regulation S-K later in the document.

If we are unable to continue to obtain U.S. federal government..., page 18

21. Please describe in greater detail the circumstances that would require the company to obtain a license before exporting products. For example, identify the products that would require an export license. Also identify the "certain jurisdictions" for which any shipments would require licenses or authorizations from the U.S. government.

Use of Proceeds, page 23

22. Item 504 of Regulation S-K requires disclosure of the principal purposes for which the net proceeds from the offering are intended to be used and the approximate amount intended to be used for each such purpose. Your current disclosure is overly vague. Please revise this section to provide more details regarding how the company intends to use the offering`s proceeds.



Management`s Discussion and Analysis..., page 28

Overview, page 28

23. Please discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands, or uncertainties that may affect the company`s financial condition. For example, uncertainties about the progress of and Congressional support for the Future Combat Systems program should be discussed.

24. Please refer to the "Revenue" section on page 28. Please explain the bases of the following expectations:

a. "...increasing revenue from product maintenance and support services;" and

b. "...revenue from funded research and development contracts could grow modestly on a dollar basis and represent a decreasing percentage of our revenue."

25. Your financial statements indicate you receive revenues from royalties. Please describe the nature of the source of these royalty revenues. We note, for example, your disclosure on page 36 regarding the discontinuation of sales of a "third-party product" and the resulting decrease in royalty revenues. Appropriate disclosure of the source of the royalty revenues should also be included in the Business section.

26. In your overview section, please provide, discuss, and analyze financial information covering periods through July 2, 2005 for all categories. For example, in your revenue overview, please update or disclose the percentage of income provided by funded research and development contracts to total revenues for the fiscal period ended
July 2, 2005, which you state were 13 percent of total revenues in 2004. Further, disclose and discuss the relative percentages revenues provided by Roomba, Packbot and any other products to total product revenues, and in your cost of revenue discussion, disclose the relative percentages of materials and labor costs to total cost of revenues.
27. To the extent practicable, provide quantified discussions of any expected increases in expenses mentioned throughout this section, to the extent known. For example, indicate whether you expect research and development expenses to increase in future periods and if so, quantify the anticipated amount of the increase and address how you intend to pay for this increase in expenses. Similarly expand the discussion of the various general and administrative expenses mentioned on page 30.

Critical Accounting Policies and Estimates, page 30

28. We refer to your critical accounting estimate "Revenue
Recognition" on page 31.   Please revise to provide more analysis
on
those critical estimate and assumption factors that affect the estimated allowance for product returns and the estimated costs and gross profits on contracts. For example, address such factors as: how you arrived at the estimates, how accurate the estimates/assumptions have been in the past, how much the estimates/assumptions have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. Provide context in the form of sensitivity analysis and other quantitative disclosure to allow the reader to understand how and why these policies are critical to your future results of operations and financial condition. Your analysis should discuss how sensitive your estimates and assumptions are based on other outcomes that are reasonably likely to occur. Refer to section V of the Commission`s Interpretive
Release on Management`s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm. If the impact of estimates and assumptions is material to the financial condition or operating performance, you are required to present an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

Overview of Results of Operations, page 33

29. In your discussion of revenues on page 34, you attribute the change to several factors, without quantifying or indicating the relevant weight of each factor. For example, you mention the introduction of the second generation of Roomba robots, but you do not quantify the volume and prices or indicate the relevant weight of each. Therefore, if material, provide a discussion of the components of revenue growth (e.g. volume, price, acquisitions, etc.) by major product category (Roomba, Packbot) and contract category (SUGV, NEOMover, etc.) for all periods presented. Further, with respect to your explanations of gross profit, amend to:

* provide a separate discussion of cost of product revenue and contract revenue;

* clearly disclose and quantify each material factor that contributed to the change in cost of revenues;

* provide insight into the underlying business drivers or conditions that contributed to these changes; and

* describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Please refer to Item 303 of Regulation S-K and the Commission`s
Interpretive Release on Management`s Discussion and Analysis of
Financial Condition and Results of Operation.

30. Please refer to the "Research and Development" section on page
35. Please clarify the meaning of the phrase "increased headcount in
[your] consumer products research and development function." Quantify the "majority" of your independent research and development expenses related to the development of the Roomba product line. Quantify the research and development expenses incurred during this period for the development of the Scooba product line. Provide similar disclosure for all presented periods, as applicable.

31. Please describe the factors contributing to the $2.5 million increase in direct costs of the funded programs, as described in the last sentence. Provide similar disclosure for all presented periods, as applicable.

32. Please refer to the "Revenue" section on pages 36-37.
Quantify
the number of new stores added to your retail distribution network and, as noted above, provide quantified disclosure regarding the effect that the addition of these new stores had on the revenues and other financial results. Provide similar disclosure for all presented periods, as applicable. In the appropriate section, you should indicate whether management expects comparable future growth in the number of new stores selling your products.

Liquidity and Capital Resources, page 39

33. We believe that your discussion of liquidity and capital resources does not provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. Refer to Item 303 of Regulation S-K as well as section IV of the Commission`s Interpretive Release on Management`s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm for guidance and revise accordingly.
34. We note that your business operates in two segments: consumer business and government and industrial business. Please tell us the consideration given to disclosing in the liquidity section the separate anticipated cash requirement of each segment as well as the amount of cash generated by each segment. Note our guidance provided in Release No. 33-8350 ("A company should consider whether, in order to make required disclosures, it is necessary to expand MD&A to address the cash requirements of and the cash provided by its reportable segments or other subdivisions of the business..."). Given the significant differences in the nature of your two business segments, please either revise to provide the suggested disclosure or provide an explanation as to why such disclosure is not necessary.

35. Your discussion of cash flows from operating, investing and financing activities appears to be a mechanical recitation of your cash flow statement. Revise to provide not only a "discussion" but also an "analysis" of historical information as well as known trends, demands, commitments, events or uncertainties that will result in your liquidity increasing or decreasing in any material way.
Given
the significant changes in your cash flows in the past several years, you should also revise your discussion to provide insight into the underlying internal and external business factors driving such changes. In addition, revise your disclosures of capital resources in a similar fashion to provide the reader with a clear, cohesive view of your liquidity and capital resource needs as seen through the eyes of management.
36. Please describe briefly the working capital line of credit`s material covenants. Note that Release No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company`s ability to undertake financing to a material extent.
37. Please describe briefly the events that constitute events of default under your credit agreement.

38. Please refer to your "Working Capital and Capital Expenditure Needs" section on page 41. The current disclosure is overly vague and generic. Detailed disclosure of the company`s future liquidity requirements should be provided, including quantified disclosure, if possible. Your liquidity section should discuss the cash requirements for implementing your business strategy, as described in the prospectus (e.g., on page 2). For example, on page 2, you indicate that the company will "continue to extend [its] consumer and military product offerings;" your liquidity section should provide detailed (and quantified, if possible) disclosure regarding how this strategy will affect the company`s cash needs (e.g., the effect of any increased research and development expenses). The impact of any planned expansion into foreign markets, which is suggested throughout the prospectus, should also be discussed in the context of your liquidity needs. The liquidity section should indicate the source of funds for each anticipated cash need. Please refer to Release No. 33-8350 for additional guidance regarding the disclosure expected in the liquidity section.

39. Although we note that the company will have sufficient funds to meet its working capital and capital expenditures needs for "at least the next twelve months," please provide a discussion regarding the company`s ability to meet its long-term liquidity needs. We consider
"long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release
No. 33-8350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond next twelve months; if so, then state the length of time for which the existing funds will be sufficient.

Business, page 43

40. Please refer to the third paragraph on page 43 ("Our significant expertise..."). Please disclose the basis for the "expected growth" in the robot-based products.

41. Please refer to the last sentence of the third paragraph on page
43. Quantify the extent to which your research is government funded.

42. Please refer to the third full paragraph on page 44 ("The need for robots..."). In your response letter, please confirm, if true, that the third-party estimates regarding your markets are publicly available and not prepared in connection with the registration statement.

Technology

43. Please refer to the last paragraph on page 48 ("Robots utilizing this..."). Please explain briefly what the company means by "modules."

Contract Research and Development Projects, page 52

44. Please explain briefly the differences between "cost-plus arrangements" and "time and materials contracts."

45. Please describe the nature of the "certain rights" retained by the U.S. government with respect to the military projects it funds.

Strategic Alliances, page 53

46. We note that the strategic business agreement with Deere & Company for the R-Gator project is not listed as an exhibit. In your response letter, please provide us with an analysis demonstrating why such agreement does not constitute a contract covered by Item 601(b)(10) of Regulation S-K. In addition, disclose how the "net proceeds" will be "shared" between the two companies, as described on page 52. Describe each party`s intellectual property rights to the technologies developed as a result of this project. Quantify the amount of the "minimum payments" (or the formula for calculating such payments) that Deere & Company is obligated to pay.

Sales and Distribution Channels, page 55
47. Please quantify the extent to which the consumer robots are sold through the retail store network as compared to sales through your online store. Expand your disclosure of the plans to "selectively grow" your retail network (e.g., indicate the geographic scope of such growth, the rate of increase in the number of stores, etc.).
48. When you name specific customers, you should also provide disclosure addressing their significance to you. Indicate the percentage of your revenues the customers listed on page 55 represent individually or in the aggregate.

Marketing and Brand, page 56
49. The exact nature of your marketing activities for your consumer-oriented and government-oriented products is unclear. Please revise to describe more clearly the marketing activities you have undertaken. For example, we note information regarding the "iRobot
Affiliate Marketing Program" on your website. Disclosure of this program, if significant, should be included.
Research and Development, page 57

50. As required by Item 101(b)(1)(xi) of Regulation S-K, please disclose, if material, the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities. If material, also disclose the estimated amount spent during each of the last three fiscal years on customer-sponsored research activities.

Intellectual Property, page 59

51. Disclose the duration of the patents held.  See Item
101(c)(1)(iv) of Regulation S-K.

52. Please expand your disclosure of the past allegations of your company`s infringement on patents or other intellectual property owned by others. Identify the patent or intellectual property subject to these allegations.

Government Product Backlog, page 61

53. Item 101(c)(1)(viii) of Regulation S-K requires disclosure of the dollar amount of the backlog orders as of a recent date and as of a comparable date in the preceding fiscal year. Provide the dollar amount of backlog orders, if any, as of a date in the preceding fiscal year comparable to July 2, 2005.

Board Composition, page 64

54. State the number of directors elected pursuant to the stockholder agreement. Identify these directors.

Employment, Severance, and Change in Control Arrangements, page 69

55. As required by Item 402(h) of Regulation S-K, please disclose the specific terms of the employment agreements with each of the individuals identified in this section. Quantified disclosure regarding the compensation and severance payments must be provided.

Certain Relationships and Related Party Transactions, page 71

56. In your response letter, please confirm that the registration statement will not cover the issuance of common shares upon conversion of the various series of privately-sold convertible preferred stock.

57. Please refer to page 72. Describe the nature of the "consulting services" provided by the spouse of Mr. Angle. Identify the sibling of Mr. Angle and describe the sibling`s position.


Principal and Selling Stockholders, page 73

58. Please refer to footnote (4) on page 74. Please disclose the members of the "Special Committee" of First Albany Companies, Inc., as this information does not appear to be available in its filings with the Commission.
59. Please provide a brief discussion of how each selling shareholder received the shares offered for resale.
60. In your response letter, please tell us if any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Shares Eligible for Future Sale, page 79

61. Please disclose the factors that will be used by the underwriters in determining whether to release the shares subject to the lock-up agreements. Indicate whether there is any current intention to release those shares prior to the expiration of the lock-up periods.

Underwriters, page 81

62. We note that your offering includes a directed share program.
In
your response letter, please confirm, if true, that your underwriters will administer the distribution of shares under this program.

63. In your response letter, please tell us the approximate number of potential participants in the directed share program. Please note that if a large block of shares will be directed to one person or entity, then you should identify this person or entity in the Underwriters section. Please send us copies of all materials that you plan to send to the potential participants. We may have further comments.

64. Describe the nature of the "business associates" and "other persons" who will be able to participate in the program. Indicate if broker-dealers registered with the NASD will be able to participate.

65. In your response letter, please describe the mechanics of how and when the reserved shares were, or will be, offered and sold to investors in the directed share program. Indicate how the underwriters will determine the actual number of shares each participant will receive. In addition, discuss the procedures that participants must follow in order to purchase the offered shares, including how and when the underwriter or the company receives any communications or funds. Indicate at what point the participants will be committed to purchasing the reserved shares. Alternatively, to the extent that our Division has reviewed your procedures, please confirm this and tell us if you have changed or revised your procedures subsequent to our clearance.


Where You Can Find More Information, page 85

66. The new address for the Public Reference room is 100 F Street,
N.E., Washington, D.C.   Please revise accordingly.

Consolidated Financial Statements

Note 2-Summary of Significant Accounting Policies
Revenue Recognition, page F-8

67. Tell us how you evaluate product sales through your distribution network in determining the amount of revenue to be recognized and the related accrual for estimated product returns. Describe the significant terms of your distribution agreements, including the right of return provisions. Describe for us how you consider significant increases in or excess inventory levels in a distribution channel in determining the required accrual for returns or whether revenue recognition is appropriate. Your response should include a discussion of how you are able to monitor purchases and the related sales to end users by your distributors in order to determine any increase in or excess inventory levels. Also, refer to the guidance in SAB Topic 13A.4b.

68. Tell us why you believe and how you determined that recognizing revenue from U.S. consumer product sales on a "sell-in" basis is more appropriate than on a "sell-through" basis. Please refer to appropriate accounting literature in your response.

69. We note that you use the percentage of completion method to recognize revenue under your fixed price contracts. Please explain to us in more detail the nature of the services or products you provide under these contracts, including whether they have milestones or other reliable measure of performance, and explain to us your GAAP basis for recognizing the revenue in this manner. Moreover, tell us why it is not appropriate to utilize a straight line methodology.

70. We note in Note 13 on page F-20 that you received a letter from a
UK Government agency attempting to terminate a contract for the design, development, production and support of a number of man-portable remote control vehicles for use in explosive ordnance disposal operations. We also note that the customer demanded a refund of all monies paid under the contract. In this regard, and addressing SOP 81-1, explain to us in detail why you believe that it is appropriate for you to use the percentage of completion method to recognize revenue under these type of contracts. Also, tell us in more detail of the reasons for the significant balance of the "Provision for contract settlements" account balance shown on the balance sheet on page F-3.

Note 8-Redeemable Convertible Preferred Stock, page F-15

71. Tell us and disclose the redemption features of all series of redeemable convertible preferred stock.
Note 10-Stock Option Plan, page F-17

72. In the next amendment revise your stock option footnote to disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

* For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts).

* Whether the valuation used to determine the fair value of the common stock was contemporaneous or retrospective.

* If the valuation specialist was a related party, a statement indicating that fact.

In addition, please revise MD&A to disclose the following:

* A discussion of the significant factors, assumptions, and methodologies used in determining fair value;

* A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and

* If management chose not to use a contemporaneous valuation by an unrelated valuation specialist, disclose the reasons why.

Please note that we will defer our final evaluation of your response until you provide all the disclosures required by this comment in your registration statement. In this regard, we note that your Form
S-1 does not include the estimated price range for the initial public offering.

Note 16-Business Segment Information, page F-22
73. Please revise to provide the reconciliations required in paragraph 32 of SFAS 131. Also revise to include information about geographic area as required by paragraph 38. If not applicable, please advise.

Recent Sales of Unregistered Securities, page II-3
74. We note from the exhibit index that the warrant issued to Silicon
Valley Bank was dated January 30, 2003. Please provide disclosure of this transaction and any other sales of the company`s securities within the past three years pursuant to Item 701 of Regulation S-K.


Exhibits
75. Please file the legality opinion and other exhibits as soon as possible. In particular, we may have comments on the opinion once we have had an opportunity to review it.

* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Joseph Cascarano at (202) 551-3376 or Robert Littlepage at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact
Ted
Yu at (202) 551-3372 or me at (202) 551-3810 with any other
questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief


cc:	Edward A. King, Esq.
	Goodwin Proctor LLP
	Via Facsimile: (617) 523-1231



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Mr. Colin M. Angle
iRobot Corporation
August 26, 2005
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